

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 8, 2026

Jack Mallers
Chief Executive Officer
Twenty One Capital, Inc.
111 Congress Avenue, Suite 500
Austin, Texas 78701

> **Re: Twenty One Capital, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 5, 2026**
> **File No. 333-292584**

Dear Jack Mallers:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets